ADAMIS PHARMACEUTICALS CORPORATION 8-K

Exhibit 17.1

via E-mail and First Class Mail

August 25, 2014

Dennis Carlo
President & CEO
Adamis Pharmaceuticals Corporation

Dear Dennis:

On Friday, August 22, 2014, you contacted each of us either in person or by phone and requested that each of us resign from the Adamis Board of Directors and from all committees thereof. You also informed each of us that, without any of our knowledge, and without the participation of the Board's Nominating and Corporate Governance Committee (of which we constitute all of the members), you had already identified new directors to replace us.

Each of us hereby resigns as members of the Board of Directors of Adamis Pharmaceuticals Corporation and each committee thereof, effective immediately.

Sincerely,

/s/ Kenneth M. Cohen
Kenneth M. Cohen

/s/ Tina S. Nova

/s/ Craig A. Johnson
Craig A. Johnson

cc: Kevin Kelso, Esq.